FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein is a copy of the Company's report for the nine months ended September 30, 2009, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations. The information contained in this Report on Form 6-K is identical to the information contained in the Company's Report on Form 6-K submitted to the U.S. Securities and Exchange Commission on November 10, 2009, except that it excludes the segment EBITDA information contained therein.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

    •           future operating or financial results;

    •           pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

    •           general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand;

    •           our ability to obtain additional financing;

    •           our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

    •           our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

    •           our dependence upon the abilities and efforts of our management team;

    •           changes in governmental rules and regulations or actions taken by regulatory authorities;

    •           adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

    •           the highly competitive nature of the ocean-going transportation industry;

    •           the loss of one or more key customers;

    •           fluctuations in foreign exchange rates against the U.S. dollar; and

    •           potential liability from future litigation.

ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the nine months ended September 30, 2009 and 2008 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

Our River Business, with 591 barges and 30 pushboats, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargoes through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries accounted for approximately 45% of world soybean production in 2009, as compared to 30% in 1995.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet consists of six Platform Supply Vessels, or PSVs, currently in operation and six under construction, four of which were contracted with a shipyard in India and the remaining two of which were contracted with a shipyard in China with deliveries commencing in the first quarter of 2010.

Our Ocean Business operates eleven ocean-going vessels, including five product tankers that we use in the South American coastal trade where we have preferential rights and customer relationships, four Capesize vessels, one oceangoing pushboat and one inland tank barge. Our Ocean Business fleet has an aggregate carrying capacity of approximately 750,700 deadweight tons.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner.

Developments in three months ended September 30, 2009

                Between July 13 and 15, 2009, we entered into six cleared Forward Freight Agreements, or FFAs, whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the 4 Capesize Time Charter Routes, or C4TC, of $55,331 (fifty five thousand three hundred and thirty one US Dollars per day) for a total of 37 days (5 and 32 total days in July and August 2009, respectively) in exchange for receiving the average time charter rate for the C4TC for those periods.

On July 27, 2009, we entered into four cleared FFAs whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $56,250 (fifty six thousand two hundred and fifty US Dollars per day) for a total of 20 days in August 2009 in exchange for receiving the average time charter rate for the C4TC.

On August 3, 2009, we paid $8.8 million corresponding to both of the third 20% installments due under the ship building contracts for two of our four PSVs under construction in India, out of which $6.9 million were drawn down under our loan facility with DVB Bank AG and Natixis (see Liquidity and Capital Resources below).

On August 4, 2009, we entered into two forward currency agreements with Natixis to sell an aggregate of £1.5 million for settlement in August and September 2009 at an average rate of $1.69 per £ to cover part of our currency exposure.

On August 7, 2009, we took delivery of the sixth PSV in our Offshore Supply Business fleet, UP Rubi, from EISA – Estaleiro Ilha S.A. in Rio de Janeiro, Brazil.

On August 20, 2009, we entered into a 17-year fixed interest credit facility with the Brazilian Development Bank, or BNDES, for $18.7 million to partially post-finance the construction of our PSV UP Rubi.

Between August 25 and 26, 2009, we entered into three cleared FFAs whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $30,200 (thirty thousand two hundred US Dollars per day) for a total of 15 days in September 2009 in exchange for receiving the average time charter rate for the C4TC.

Between September 7 and 30, 2009, we entered into five cleared FFAs whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $32,163 (thirty two thousand one hundred and sixty three US Dollars per day) for a total of 60 days (24 and 36 total days in September and October 2009, respectively) in exchange for receiving the average time charter rate for the C4TC for those periods.

Recent Developments

Between October 8 and 30, 2009, we entered into four cleared FFAs whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $42,593 (forty two thousand five hundred and ninety three US Dollars per day) for a total of 40 days (5 and 35 total days in October and November 2009, respectively) in exchange for receiving the average time charter rate for the C4TC for those periods.

On October 29, 2009, our Board of Directors designated UP Offshore (Bahamas) Ltd. as an Unrestricted Subsidiary as defined in the Indenture governing our First Preferred Ship Mortgage Notes due 2014.

On October 29, 2009, we renewed for a three year term the employment contracts with our President and Chief Executive Officer, our Executive Vice President, our Chief Financial Officer and our Chief Accountant and the consultancy agreements with the companies controlled by them for the works they perform for us in various jurisdictions.

On October 30, 2009, we entered into a Standby Letter of Credit Facility Agreement with DVB Bank SE relating to a $21.5 million Standby Letter of Credit Facility which will counter-guarantee the BNDES credit facility entered into on August 20, 2009.

Between November 3 and 4, 2009, we entered into four cleared FFAs whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $48,746 (forty eight thousand seven hundred and forty six US Dollars per day) for a total of 48 days (24 days in each of November and December 2009, respectively) in exchange for receiving the average time charter rate for the C4TC for those periods.

On November 6, 2009, we paid $10.5 million corresponding to both of the fourth 20% installments due under the ship building contracts for our two PSVs under construction in China.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant inter-segment transactions.

Revenues
In our River Business, we contract for the carriage of cargoes, in substantially all cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

            In our Offshore Supply Business, we usually contract substantially all of our capacity under time charters to charterers in the North Sea and Brazil.

In our Ocean Business, we contract our cargo vessels either on a time charter basis or COA basis. Some of the differences between time charters and COAs are summarized below.

 Time Charter

• We derive revenue from a daily rate paid for the use of the vessel, and

• the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

• We derive revenue from a daily rate paid for the use of the vessel, and

• we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels a time charter and a COA result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Time charter revenues accounted for 50% of the total revenues from our businesses for the first nine months of 2009, and COA revenues accounted for 50%. With respect to COA revenues, 61% were in respect of repetitive voyages for our regular customers and 39% were in respect of single voyages for occasional customers.

In our River Business, demand for our services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. The results of our operations have been negatively impacted in 2009 due to the decline in soybean production associated with the drought experienced in the first quarter of 2009, which was prevalent throughout the main soybean growing areas of the Hidrovia Region. The U.S. Department of Agriculture, or USDA, estimates for 2010 soybean production in the region are however significantly higher in volume with approximately the same harvested area and production as in 2008.

Low water levels in the upper Paraguay River during the fourth quarter of 2008 extending into January 2009 have also affected our volumes carried from that section of the river mainly out of Corumba. The continuation of these low water levels in the upper stretch of the Paraguay River could have a negative effect on the volumes carried in the fourth quarter of 2009. In 2009 our mineral cargo volumes were adversely affected by the decisions of certain iron ore producers to cut back on production volumes.

In our Ocean Business, we continued to employ part of our Capesize ocean fleet on time charter to existing customers during the nine months ended September 30, 2009. However, our vessels Princess Marisol, Princess Susana and Princess Katherine were also partially employed under COAs during the first nine months of 2009. The international market in this period has been volatile with daily time charter rates for modern Capesizes varying between $8,997 and $93,197. Our product tankers remained employed by the same charterers that chartered them at 2008 year end.

On our Offshore Supply Business, we have increased our presence in Brazil by repositioning our UP Topazio during the third quarter 2009.

Expenses

Our operating expenses generally include the daily cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance expenses. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to the vessel operating expenses, our other primary operating expenses include general and administrative expenses related to ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

In our Offshore Supply Business, voyage expenses include brokerage commissions paid by us to third parties which provide brokerage services, bunkers and bareboat hire paid.

Through our River Business, we own a floating drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, a shipyard under construction in Punta Alvear, Argentina, land for the construction of two terminals in Argentina, and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina and a repair and shipbuilding facility in Ramallo, Argentina.

Through UP Offshore, we hold a lease for office space in Aberdeen, Scotland and Rio de Janeiro, Brazil.

In addition, through Ravenscroft, we own a building in Coral Gables, Florida, United States. We also hold a sublease to an office in Buenos Aires, Argentina.

Foreign Currency Transactions

During the first nine months of 2009, 90% of our revenues were denominated in U.S. dollars. Also, for the nine months ended September 30, 2009, 8% of our revenues were denominated and collected in British pounds and 2% of our revenues were denominated and collected in Brazilian reais. However, 26% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During the nine months ended September 30, 2009, the majority of our expenses were denominated in U.S. dollars while 16% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

We have not historically significantly hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated future losses due to currency exchange variations. However, during 2008 and 2009, we have entered into several forward currency agreements to sell British pounds to cover part of the exchange rate variation exposure that stems from the revenues of our PSVs in the North Sea. Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation, Rates of Exchange Variation and Fuel Price Increases

                Neither the United States' inflation nor global inflationary trends have had a material impact on our operations, although future inflation may affect our results and certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. A sudden outburst or a very high level of inflation in the future may have a negative impact on our results.

Exchange rate variations, in particular revaluations of the U.S. dollar, can have a positive effect by reducing our operational expenses but they may also have a negative effect over the amounts that we hold, have to collect or on tax credits expressed in currencies other than the U.S. dollar.

Since 2006, we have negotiated fuel price adjustment clauses in most of our contracts in the River Business. However, we may experience temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly or because our consumption patterns may differ from those used to adjust our freights.

            In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply and cost of fuel.

 In our Ocean Business, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on the results of those vessels which are currently time chartered to third parties since it is the charterers' responsibility to pay for the fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account which is calculated for the voyage at an assumed cost. A rise or fall in bunker prices, may have a temporary negative or positive effect on results as the case may be on results as the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally in the long term freight rates in the market are sensitive to the price of fuel.

Forward Freight Agreements (FFAs)

We enter into Forward Freight Agreements (FFAs) for trading purposes or to utilize them as hedges to reduce our exposure to changes in the rates earned by some of our vessels in the normal course of our Ocean Business. When using FFAs as hedges, we aim at managing the financial risk associated with fluctuating market conditions. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical days of voyages at fixed rates. FFAs have been executed through LCH, a London clearing house, with whom we started to trade during May 2007 (but may also be agreed through other clearing houses) and "Over the Counter" (OTC) in which case each party is generally accepting the signature of the other party as sufficient guarantee of its obligations under the contract.

        We primarily aim to hedge the market exposure of our Capesize Fleet (vessels Princess Nadia, Princess Susana, Princess Katherine and Princess Marisol) through our FFA activity. Given these vessels' age, size, fuel consumption and other characteristics, they differ from the "theoretical" vessel used as reference to the index against which the FFAs settle. This means that when entering into FFAs, we must take this difference into consideration when determining the equivalence between the contract quantity and our exposure to the market. The percentage of discount to apply may vary with market levels and while we generally estimate an average discount of 20 to 30 per cent these percentages may not always reflect the discount that our vessels have to accept when fixing a particular employment.

        OTC FFAs are not cleared through a clearing house; they have no margin account requirements and bear a higher counterparty risk than a cleared FFA. If the counterparty to an OTC FFA fails to meet its obligation under the FFA, the Company could suffer losses on the contract which could adversely affect the Company's financial condition and results of operations. As of September 30, 2009, 89% of the mark-to-market of our outstanding OTC FFAs was with Bunge S.A. as counterpart and 9% was with Cetragpa Suresnes SNC (a subsidiary of Louis Dreyfus Armateurs).

        Although LCH or other clearing houses require the posting of collateral, the use of a clearing house reduces the Company's exposure to counterparty credit risk. We are exposed to market risk in relation to our positions in FFAs and could suffer substantial losses from these activities in the event our expectations prove to be incorrect. We enter into FFAs with an objective of either hedging risk or for trading purposes to take advantage of short term fluctuations in freight rates. As of September 30, 2009, we were committed to FFAs with a fair value of $31.7 million recorded as an asset. Of this amount, $0.7 million was held through cleared FFA contracts and $31.0 million was held through OTC FFA contracts with two different counterparties. These contracts settle between October 2009 and December 2010.

        The fair value of FFAs is the estimated amount that we would receive or pay in order to terminate these FFA contracts as of September 30, 2009.

All of our FFAs for positions settling in 2010 outstanding at September 30, 2009 qualified as cash flow hedges for accounting purpose (although there is no guarantee they will continue to do so in the future) with the effect of the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) resulting in a comprehensive income of $22.2 million.

               We recorded an aggregate net realized gain of $25.8 million from the settlement of our FFA contracts in the first nine months of 2009 in ¨Revenues - Ocean Business¨ in our unaudited condensed consolidated statement of operations for the nine month period ended September 30, 2009. During the first nine months ended September 30, 2009, the Company dedesignated $15.0 million notional value of these contracts as cash flow hedges.

As of November 9, 2009, the asset related to the fair market value of the FFA positions was $21.3 million. However, this amount is likely to vary significantly as a result of changes in market conditions.

Although the counterparties to our FFAs have met their obligations as they fell due under their respective FFAs to date and we have received no indication that any of them will not continue to do so, there can be no guarantee that they will continue to meet their obligations in the future.

 Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for dry bulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates.

Legal Proceedings

On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguayan Customs Authority. We believed that this finding was erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). Finally, the primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued under consideration, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and applied a fine of 100% of this amount. UABL have entered a plea with the respective court contending the interpretation on the third issue where it claims to be equally not liable. On October 19, 2007, we presented a report by an expert which is highly favorable to our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Courts decision. The Paraguayan Supreme Court has already reviewed the case and its judgment would be issued during the course of the first half of 2010. We have been advised by UABL's counsel in the case, that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines.

            On November 3, 2006, and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007, the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5.8 million (including interest and fines). On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008, a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008, both parties submitted their arguments to the judge, completing this part of the case.  The parties now await the decision by the court. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. challenged the judge's decision to place the embargo, but our local attorneys have recently advised that although it has not been notified yet the higher court has also reconfirmed the preemptive embargo as the lower court did on November 15, 2008. We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

On April 7, 2009 the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF-Repsol S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations, however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. We have been advised by our local counsel that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines.

On July 22, 2009, we learned of an ongoing investigation in connection with the registration of barges and pushboats in Paraguay. We have found out that in April 2009, the Paraguayan Ministry of Public Works and Communications and the National Merchant Marine of Paraguay, submitted a complaint before the Public Prosecutor Eduardo Cazenave alleging that Oceanpar S.A. and UABL Paraguay S.A. would have used improper documents to get authorizations to flag 30 barges and to lease 252 barges respectively. Without recognition of any liability and just in order to simplify the process, it was decided to enter a plea for permanent suspension of the investigation subject to certain conditions being fulfilled. On October 5, 2009, the proceedings were suspended by the Court subject to complying with certain obligations within one year, including regularizing before the National Merchant Marine of Paraguay some administrative documentation corresponding to the vessels under investigation. Although the Court agreed to our plea and decided to suspend the proceedings, on October 9, 2009, we submitted a request to the Court in order to clarify its resolution since some statements did not correspond with ours. On October 12, 2009, the Court issued the clarification resolution. The file will be sent to the Enforcing Court. Oceanpar S.A. and UABL Paraguay S.A., respectively, have submitted a writ to the ministry of Public Works of Paraguay requesting the finalization of all proceedings in respect of these vessels and consequently the regularization of the documentation of the barges with the National Merchant Marine of Paraguay. We have sought the advice of our local counsel which has advised that both UABL Paraguay S.A. and Oceanpar S.A. have duly complied with their obligations under the law and consequently they believe that there is only a remote possibility that this investigation will have any material adverse impact on the financial position or results of the Company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008.

The following table sets forth certain unaudited historical statements of operations data for the periods indicated above derived from our unaudited condensed consolidated statements of operations expressed in thousands of dollars (1)

Three Months Ended September 30,		Nine Months Ended September 30,
2009	2008	2009	2008	Percent Change

Revenues
Attributable to River Business	$20,400	$38,664	$63,525	$100,675	-37%
Attributable to Offshore Supply Business	7,328	13,019	25,784	33,180	-22%
Attributable to Ocean Business	30,744	32,965	81,860	98,288	-17%
Total revenues	58,472	84,648	171,169	232,143	-26%

Voyage expenses
Attributable to River Business	(9,723)	(21,378)	(28,724)	(52,861)	-46%
Attributable to Offshore Supply Business	(1,941)	(534)	(2,660)	(1,447)	84%
Attributable to Ocean Business	(6,772)	(1,539)	(14,603)	(4,236)	245%
Total voyage expenses	(18,436)	(23,451)	(45,987)	(58,544)	-21%

Running costs
Attributable to River Business	(7,418)	(10,160)	(22,786)	(27,119)	-16%
Attributable to Offshore Supply Business	(4,350)	(4,412)	(12,120)	(12,776)	-5%
Attributable to Ocean Business	(7,917)	(9,865)	(24,036)	(26,744)	-10%
Total running costs	(19,685)	(24,437)	(58,942)	(66,639)	-12%

Amortization of dry dock & intangible assets	(880)	(1,004)	(3,105)	(3,344)	-7%
Depreciation of vessels and equipment	(9,485)	(8,496)	(27,548)	(24,412)	13%
Administrative and commercial expenses	(6,300)	(6,314)	(17,916)	(17,413)	3%
Other operating income	132	1,267	1,093	3,690	-70%

Operating profit	3,818	22,213	18,764	65,481	-71%

Financial expense and other financial income	(5,373)	(7,956)	(16,359)	(18,819)	-13%
Financial income	69	186	287	828	-65%
Gain on derivative instruments, net	126	-	241	5,862	-96%
Investment in affiliates	17	(201)	37	(250)	-115%
Other, net	(198)	(128)	(600)	(419)	43%
Total other expenses	(5,359)	(8,099)	(16,394)	(12,798)	28%

Income (loss) from continuing operations before income taxes	(1,541)	14,114	2,370	52,683	-96%

Income taxes	(2,432)	3,071	(4,728)	(296)	-
Net (loss) income attributable to non-controlling interest	(199)	438	26	863	-97%

Income from continuing operations	(3,774)	16,747	(2,384)	51,524	-105%

Loss from discontinued operations	(406)	(1,682)	(1,268)	(7,406)	-83%

Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	$(4,180)	$15,065	$(3,652)	$44,118	-108%

(1) Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

                Revenues. Total revenues from our River Business decreased by 47%, to $20.4 million for the three months ended September 30, 2009, from $38.7 million for the same period in 2008. This decrease is mainly attributable to a 36% decrease in volumes loaded and 22% decrease in freight rates due to the effect of the fuel pass through clause in our contracts, partially offset by revenues derived from other River operations.

Total revenues from our River Business decreased by $37.2 million or 37% to $63.5 million for the nine months ended September 30, 2009, from $100.7 million for the same period in 2008. This decrease is mainly attributable to a 29% decrease in volumes loaded and 19% decrease in freight rates due to the effect of the fuel pass through clause in our contracts, partially offset by revenues derived from other River operations.

Total revenues from our Offshore Supply Business decreased by $5.7 million for the three months ended September 30, 2009, from $13.0 million in the third quarter of 2008 to $7.3 million in the same period of 2009. This decrease is primarily attributable to lower revenues of our three PSVs operating in the North Sea – UP Safira, UP Esmeralda and partially UP Topazio – in the third quarter of 2009 as compared to the same period in 2008, to a lesser number of operating days of our UP Topazio due to her repositioning to Brazil during part of the the third quarter of 2009, and to the effect of the depreciation of the British pound against the U.S. dollar in the three months ended September 30, 2009, as compared with the same period in 2008, partially offset by the start of operations in Brazil of our UP Rubi in August 2009.

Total revenues from our Offshore Supply Business decreased by 22% to $25.8 million for the nine months ended September 30, 2009, from $33.2 million for the same period in 2008. This decrease is primarily attributable to lower revenues of our three PSVs operating in the North Sea – UP Safira, UP Esmeralda and partially UP Topazio – in the first three quarters of 2009 as compared to the same period in 2008, to a lesser number of operating days of our UP Topazio due to her repositioning to Brazil during part of the third quarter of 2009, and to the effect of the depreciation of the British pound and Brazilian real against the U.S. dollar in the nine months ended September 30, 2009 as compared with the same period in 2008, partially offset by less operational days of our vessel UP Esmeralda on the first quarter of 2008 than in the same period of 2009 as a consequence of a propulsion damage, higher time charter revenues of our UP Esmeralda during the second quarter of 2009 as compared to the same period in 2008, and by the start of operations in Brazil of our UP Rubi in August 2009.

Total revenues from our Ocean Business decreased by 7%, from $33.0 million for the three months ended September 30, 2008, to $30.7 million for the same period in 2009. This decrease is primarily attributable to the lower charter rates obtained by our Capesize fleet, and a lower time charter rate obtained from our M/T Amadeo following the long term extension of her existing charter, mainly offset by significantly higher revenues derived from our FFA contracts in the third quarter of 2009, the commencement of operations of Mediator I in April 2009, and higher time charter rates of our Miranda I in the third quarter of 2009 as compared to the same period in 2008.

Total revenues from our Ocean Business decreased by 17% from $98.3 million in the first three quarters of 2008 to $81.9 million in the same period of 2009. This decrease is mainly attributable to the lower charter rates obtained by our Capesize fleet, some off hire days of our Alejandrina in the second quarter of 2009 related to the installation of her inert gas system, and a lower time charter rate obtained from our M/T Amadeo following the long term extension of her existing charter, mainly offset by significantly higher revenues derived from our FFA contracts in the first three quarters of 2009, the entry in operations of Mediator I in April 2009, nine full months of operations of the Austral in 2009 against six in 2008, and higher time charter rates of our Miranda I in the first nine months of 2009 as compared to the same period in 2008.

Voyage expenses. In the three months ended September 30, 2009, voyage expenses of our River Business were $9.7 million, as compared to $21.4 million for the same period of 2008, a decrease of $11.7 million, or 55%. The decrease is mainly attributable to a 59% reduction in fuel expenditures consistent with a 29% decrease in fuel consumption primarily attributable to the lower volume of cargo transported during the third quarter of 2009 and a 43% reduction in fuel prices.

Total voyage expenses from our River Business decreased by $24.2 million or 46% from $52.9 million for the nine months ended September 30, 2008, to $28.7 million for the same period in 2009. This decrease is mainly attributable to a 55% reduction in fuel expenditures consistent with a 24% decrease in fuel consumption primarily attributable to the lower volume of cargo transported during the first three quarters of 2009 and a 42% reduction in fuel prices.

Total voyage expenses in our Offshore Supply Business increased by $1.4 million to $1.9 million in the third quarter of 2009 from $0.5 million in the same period of 2008 due to the expenses related to the repositioning of our UP Topazio and to the contractual penalty associated with the late delivery of our UP Rubi to Petrobras, which may be deductible from hire over the 4-year duration of the charter, both in the third quarter of 2009.

Total voyage expenses in our Offshore Supply Business increased by 84% to $2.7 million in the first three quarters of 2009 from $1.4 million in the same period of 2008 due to the expenses related to the repositioning of our UP Topazio and to the contractual penalty associated with the late delivery of our UP Rubi to Petrobras, which may be deductible from hire over the 4-year duration of the charter, both in the third quarter of 2009.

In the three months ended September 30, 2009, voyage expenses of our Ocean Business were $6.8 million, as compared to $1.5 million for the same period of 2008, an increase of $5.3 million. This increase is mainly attributable to higher bunker and port costs related to the operations of our four Capesize vessels under COAs performed during the third quarter of 2009 whereas in the equivalent period of 2008 these vessels were on time charter, and to the bareboat charter hire paid for the product tanker Mediator I delivered in April 2009, slightly offset by lower commissions on lower earnings of our Capesize fleet in the third quarter of 2009.

In the nine months ended September 30, 2009, voyage expenses of our Ocean Business were $14.6 million, as compared to $4.2 million for the same period of 2008, an increase of $10.4 million. This increase is mainly attributable to higher bunker costs related to the operations of our four Capesize vessels under COAs performed during a significant portion of the first three quarters of 2009 whereas in the equivalent period of 2008 these vessels were mostly on time charter, and to the bareboat charter hire paid for the product tankers Austral and Mediator I for nine and six months, respectively, in 2009 as compared to six and zero months, respectively, in 2008, slightly offset by lower commissions on lower earnings of our Capesize fleet in the second and third quarters of 2009.

Running costs. For the three months ended September 30, 2009, running costs of our River Business were $7.4 million, as compared to $10.2 million for the same period in 2008. This result is mainly attributable to a reduction in supplies and other expenses as a result of efforts to adapt to a comparatively reduced level of activities in 2009 as compared to 2008, and to the devaluation of Argentinean peso and the Paraguayan guarani against the U.S. dollar when compared to the same period of 2008.

Total running costs from our River Business decreased by $4.3 million or 16% from $27.1 million for the nine months ended September 30, 2008, to $22.8 million for the same period in 2009. This decrease is mainly attributable to a reduction in supplies and other expenses as a result of efforts to adapt to a comparatively reduced level of activities in 2009 as compared to 2008, and to the devaluation of Argentinean peso and the Paraguayan guarani against the U.S. dollar when compared to the same period of 2008.

For the three months ended September 30, 2009, running costs of our Offshore Supply Business were $4.4 million, as compared to $4.4 million for the same period in 2008. This result is primarily attributable to lower repair and spare costs of our UP Topazio and UP Agua-Marinha and lower manning costs of our UP Topazio, offset by higher manning expenses of our UP Diamante.

           For the nine months ended September 30, 2009, running costs of our Offshore Supply Business were $12.1 million, as compared to $12.8 million for the same period in 2008. This decrease of 5% is primarily attributable to lower repair and spare costs of our UP Topazio and UP Agua-Marinha and lower manning costs of our UP Topazio, partially offset by higher manning expenses of our UP Diamante.

For the three months ended September 30, 2009, running costs of our Ocean Business were $7.9 million, as compared to $9.9 million for the same period in 2008. This decrease of 20% is primarily attributable to a general reduction in crew and maintenance costs as from the second quarter of 2009, partially offset by higher insurance costs in the same period and the commencement of operations of Mediator I in April 2009.

For the nine months ended September 30, 2009, running costs of our Ocean Business were $24.0 million, as compared to $26.7 million for the same period in 2008. This decrease of 10% is primarily attributable to a general reduction in crew and maintenance costs as from the second quarter of 2009, partially offset by higher insurance costs in the same period, and higher costs related to the operation of our product tankers Austral and Mediator I for nine and six months, respectively, in 2009 as compared to six and zero months, respectively, in 2008.

               Amortization of dry docking and intangible assets. For the three months ended September 30, 2009, amortization of dry docking and intangible assets was $0.8 million as compared to $1.0 million for the same period in 2008, a decrease of $0.2 million or 12%. This decrease is primarily attributable to significantly lower levels of amortization of drydock and special surveys in our Ocean Business, partially offset by a higher level of amortization of drydock in our River and Offshore Supply Businesses.

For the nine months ended September 30, 2009, amortization of dry docking and intangible assets were $3.1 million as compared to $3.3 million for the same period in 2008, a decrease of $0.2 million or 7%. This decrease is primarily attributable to lower levels of amortization of drydock and special surveys in our River and Ocean Businesses, partially offset by a higher level of amortization of drydock in our Offshore Supply Business.

               Depreciation of vessels and equipment. Depreciation increased by $1.0 million, or 12%, to $9.5 million for the three months ended September 30, 2009, as compared to $8.5 million for the same period in 2008. This increase is associated with the additional depreciation related to the barges included in the bottom replacement program, with an increased level of depreciation of our Capesize vessel Princess Marisol, and with the additional depreciation due to the delivery of our UP Rubi in August 2009.

For the nine months ended September 30, 2009, depreciation of vessels and equipment increased by $3.1 million, or 13% to $27.5 million for the first three quarters of 2009 as compared to $24.4 million for the same period in 2008. This increase is associated with the additional depreciation related to the barge enlargement program and the barges included in the bottom replacement program, coupled with an increased level of depreciation of our Capesize vessel Princess Marisol and the additional depreciation due to the delivery of our UP Rubi in August 2009.

Administrative and commercial expenses. Administrative and commercial expenses did not suffer significant variations for the three months ended September 30, 2009.

For the nine months ended September 30, 2009, administrative and commercial expenses were $17.9 million for the first three quarters of 2009 as compared to $17.4 million for the same period in 2008. This variation is mainly attributable to a general increase in administrative and commercial expenses.

Other operating income. For the three months ended September 30, 2009, other operating income was $0.1 million as compared to $1.3 million for the same period in 2008, a decrease of $1.2 million. This decrease is primarily attributable to the insurance proceeds received in connection with damage suffered by one of our engines in the River Business and to income related to the delay and loss of hire insurances of our Princess Marisol and Amadeo in the third quarter of 2008.

For the nine months ended September 30, 2009, other operating income was $1.1 million as compared to $3.7 million for the same period in 2008, a decrease of $2.6 million. This decrease is primarily attributable to income related to the delay and loss of hire insurances of our UP Esmeralda, Princess Marisol and Amadeo during the first three quarters of 2008 coupled with the insurance proceeds received in connection with damage suffered by one of our engines in the River Business, partially offset by the income related to the delay and loss of hire of our Princess Susana due to her propeller damage in 2009.

Operating profit. Operating profit for the three months ended September 30, 2009, was $3.8 million, as compared to $22.2 million for the same period in 2008, a decrease of $18.4 million, or 83%. This decrease is mainly attributable to lower level of revenues in our River Business coupled with lower revenues in our Ocean Business mainly due to the lower results obtained by our Capesize vessels, and a higher level of depreciation of vessels and equipment in our River and Ocean Businesses, partially offset by a reduction in voyage expenses of our River Business, consistent with lower volumes transported.

For the nine months ended September 30, 2009, operating profit was $18.8 million, as compared to $65.5 million for the same period in 2008, a decrease of $46.7 million, or 71%. This decrease is mainly attributable to lower level of revenues in our River Business and in our Ocean Business mainly due to the lower results obtained by our Capesize vessels coupled with lower revenues in our River Business and a higher level of depreciation of vessels and equipment in our River and Ocean Businesses, partially offset by a reduction in voyage expenses of our River Business, consistent with lower volumes transported.

                Financial expense and other financial income. For the three months ended September 30, 2009, financial expense and other financial expenses were $5.4 million as compared to $8.0 million for the same period in 2008. This decrease is mainly attributable to a $0.4 million gain due to fluctuations in foreign currencies against the U.S. dollar in the third quarter of 2009 coupled with lower average interest rates paid, partially offset by a larger outstanding debt during the three months ended September 30, 2009, as compared to the same period in 2008.

For the nine months ended September 30, 2009, financial expense and other financial expenses were $16.4 million as compared to $18.8 million for the same period in 2008. This decrease is primarily attributable to a $1.4 million gain due to fluctuations in foreign currencies against the U.S. dollar in the first three quarters of 2009 coupled with lower average interest rates paid, partially offset by a larger outstanding debt during the three quarters ended September 30, 2009, as compared to the same period in 2008.

Financial income. Financial income was $0.1 million in the third quarter of 2009 as compared to $0.2 million   for the same period in 2008. This $0.1 million decrease is attributable to lower interest rates earned.

For the nine months ended September 30, 2009, financial income was $0.3 million as compared to $0.8 million for the same period in 2008. This $0.5 million decrease is attributable to lower interest rates earned, partially offset by larger cash balances held during the first nine months of 2009 as compared to the same period of 2008.

Gain on derivative instruments, net. For the three months ended September 30, 2009, gain on derivative instruments, net was $0.1 million as compared to nil in the same period of 2008. This result is due to a net gain on forward currency sales to cover part of our currency exposure on our Offshore Supply Business in the third quarter of 2009.

For the nine months ended September 30, 2009, gain on derivative instruments, net was $0.2 million as compared to $5.9 million for the same period in 2008. This decrease is attributable to a non-cash gain on FFAs of $11.7 million during the first nine months of 2008 as compared to none in the same period of 2009, partially offset by a cash loss on FFAs of $5.4 million in the first quarter of 2008, partially offset by a net gain on forward currency sales to cover part of our currency exposure on our Offshore Supply Business during the first three quarters of 2009.

Net income attributable to non-controlling interest. Net loss attributable to non-controlling interest for the three months ended September 30, 2009, was $0.2 million, as compared to a net income of $0.4 million for the same period in 2008, a decrease of $0.6 million, attributable to lower results of our subsidiary in the Offshore Supply Business during the third quarter of 2009.

Net income attributable to non-controlling interest for the nine months ended September 30, 2009, was nil, as compared to $0.9 million for the same period in 2008, a decrease of $0.9 million, mainly attributable to lower results of our subsidiary in the Offshore Supply Business during the first three quarters of 2009.

Income taxes. For the three months ended September 30, 2009, we had an income tax expense of $2.4 million, compared with an income tax credit of $3.1 million for the same period in 2008. This result is mainly explained by a deferred income tax charge from unrealized foreign currency exchange gains on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business of $1.9 million in the third quarter of 2009 as compared to a deferred credit of $3.9 million in the same period of 2008, partially offset by lower income tax charges on lower results obtained in our River Business in the third quarter of 2009 coupled with a deferred income tax credit from operating losses in some of our Argentinean subsidiaries.

For the nine months ended September 30, 2009, we had income tax expense of $4.7 million, compared with $0.3 million for the same period in 2008. This result is mainly explained by a deferred income tax charge from unrealized foreign currency exchange gains on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business of $5.1 million in the first three quarters of 2009 as compared to a deferred credit of $1.6 million in the same period of 2008, partially offset by lower income tax charges on lower results obtained in our River Business coupled with a deferred income tax credit from operating losses in some of our Argentinean subsidiaries in the first three quarters of 2009.

Loss from discontinued operations. In the third quarter of 2009, loss from discontinued operations was $0.4 million, or $1.3 million lower than the same period of 2008. This decrease is mainly attributable to the fact our vessel Blue Monarch remained laid up awaiting sale in the third quarter of 2009 while the same ship was operating in the third quarter of 2008.

In the first three quarters of 2009, loss from discontinued operations was $1.3 million, or $6.1 million lower than the same period of 2008. This decrease is mainly attributable to the fact our vessel Blue Monarch remained laid up awaiting sale in the first nine months of 2009 while the same ship was being prepared for trade or operating during the first three quarters of 2008.

Liquidity and Capital Resources

               We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank debt, shareholder loans, cash flow from operations and equity contributions.

               The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

As of September 30, 2009, we had aggregate indebtedness of $389.9 million, consisting of $180.0 million aggregate principal amount of our Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. of $9.8 million under a senior loan facility with DVB Bank AG ("DVB"), indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $67.9 million under two senior loan facilities with DVB, indebtedness of our subsidiary Ingatestone Holdings Inc. of $24.2 million under a senior loan facility with DVB and Natixis as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $11.3 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $11.7 million under a senior loan facility with Nordea Bank, indebtedness of the Company of $10.0 million under a revolving credit line with Banco BICE, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $60.0 million in the aggregate under two senior loan facilities with International Finance Corporation, indebtedness of our subsidiary UABL Paraguay S.A. of $15.0 million under a senior loan facility with the OPEC Fund for International Development, and total accrued interest of $6.9 million.

As of September 30, 2009, we had cash and cash equivalents on hand of $41.9 million.

 Operating Activities

In the nine months ended September 30, 2009, we generated $26.2 million in cash flow from operations compared to $40.3 million in the same period of 2008. This cash inflow reduction is mainly attributable to a lower operating profit as explained above.

Investing Activities

During the nine months ended September 30, 2009, we disbursed $9.5 million for our new barge building yard under construction, $3.7 million in the construction of our new pushboat Zonda I, $9.9 million in our barge re-bottoming program and $6.0 million in the re-engining and re-powering program in our River Business; $14.4 million to fund the advances on the four PSVs that are being constructed in India, $10.7 million to fund the advances on the two PSVs that are being constructed in China and $4.3 million in relation to PSV vessel UP Rubi, recently delivered to us in Brazil, in our Offshore Supply Business; and $4.9 million to fund the improvement works in our Capesize vessel Princess Marisol in our Ocean Business.

 Financing Activities

Net cash used in financing activities was $23.3 million during the nine months ended September 30, 2009, compared to net cash provided by financing activities of $55.7 million during the same period of 2008. This result is mainly attributable to an increase of $7.9 million in our long-term debt early repayments during the first nine months of 2009 as compared to the same period of 2008, and $91.9 million in debt proceeds received during the first nine months of 2008 as compared to only $10.4 million during the same period of 2009, partially offset by $6.5 million used in repurchasing shares in the first three quarters of 2008, as compared to none in the same period of 2009.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, including the cost of our vessels's drydocks, constructing new vessels such as PSVs, barges and pushboats, potentially acquiring other assets including second-hand ocean vessels, increasing the size and / or refurbish many of our barges and replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We currently estimate that the construction of new vessels that are being built in India will require additional funds of approximately $39.6 million, out of which $8.5 million will be financed with our own cash and $31.1 million with the part of the undrawn proceeds committed under the DVB / Natixis loan facility, and that funds to be paid in connection with the construction of our PSVs in China will amount to $11.6 million. Additionally, we estimate that the cost of re-bottoming existing barges will be around $2.2 million in the last quarter of 2009 and $7.8 million in 2010, and that the cost of replacing the engines in our line pushboats will be approximately $11.9 million in the last quarter of 2009 and $5.3 million in 2010. In connection with the drydocking of three of our Capesize vessels, we expect to incur approximately $2.4 million during the last quarter of 2009 and $5.3 million during 2010. We will also make capital expenditures to fund the building of new barges of $2.4 million during the last quarter of 2009 and $17.5 million during 2010. We may order additional vessels and / or incur other capital expenditures which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

Supplemental Information

The following tables reconcile our EBITDA to our cash flow for the nine months ended September 30, 2009 and 2008.

	Nine Months Ended September 30,
($000)	2009	2008
Total cash flows from operating activities	26,184	40,257
Total cash flows (used in) investing activities	(66,917)	(53,456)
Total cash flows from (used in) financing activities	(23,272)	55,658

Net cash provided by operating activities from continuing operations	25,769	47,917
Net cash (used in) provided by operating activities from discontinued operations	415	(7,660)
Total cash flows from operating activities	26,184	40,257

Plus

Adjustments from continuing operations

Increase / decrease in operating assets and liabilities	2,407	14,398
Expenditure for dry docking	3,006	2,128
Income taxes	4,728	296
Financial expenses	17,758	18,819
Gain on derivatives, net	(51)	18,424
(Gain) on disposal of assets	-	-
Premium paid on redemption of preferred shares	-	-
Other adjustments	(2,862)	(3,587)

Adjustments from discontinued operations

Increase / decrease in operating assets and liabilities	(1,683)	2,592
Expenditure for dry docking	-	289
Income taxes	-	-
Financial expenses	8	208
(Gain) on disposal of assets	-	-
Other adjustments	-	-

EBITDA from continuing operations	50,755	98,395
EBITDA from discontinued operations	(1,260)	(4,571)
Consolidated EBITDA	49,495	93,824

Note: EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Condensed Consolidated Financial Statements at September 30, 2009

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	CONTENTS	PAGE

Condensed consolidated financial statements

–	Condensed consolidated balance sheets at September 30, 2009 (unaudited) and December 31, 2008	- F-1 -

–	Condensed consolidated statements of operations for the nine-month periods ended September 30, 2009 and 2008 (unaudited)	- F-2 -

–	Condensed consolidated statements of changes in equity for the nine-month periods ended September 30, 2009 and 2008 (unaudited)	- F-3 -

–	Condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2009 and 2008 (unaudited)	- F-4 -

–	Notes to unaudited condensed consolidated financial statements	- F-5 -

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At September 30, 2009 (Unaudited)	At December 31, 2008
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$41,854	$105,859
Restricted cash	1,658	2,478
Accounts receivable, net of allowance for doubtful accounts of $761 and $432 in 2009 and 2008, respectively	20,577	17,782
Receivables from related parties	104	363
Operating supplies	6,299	4,059
Prepaid expenses	4,933	5,294
Receivables from derivative instruments	25,851	44,152
Other receivables	17,642	23,073
Other assets	3,366	4,852
Total current assets	122,284	207,912
NONCURRENT ASSETS

Receivables from derivative instruments	5,853	20,078
Other receivables	9,780	11,600
Receivables from related parties	5,110	4,873
Restricted cash	1,181	1,170
Vessels and equipment, net	593,564	552,683
Dry dock	4,397	3,953
Investment in affiliates	1,852	1,815
Intangible assets	1,631	2,174
Goodwill	5,015	5,015
Other assets	8,086	9,049
Deferred income tax assets	6,075	4,737
Total noncurrent assets	642,544	617,147
Total assets	$764,828	$825,059

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$12,649	$21,747
Payable to related parties	165	15
Accrued interest	6,865	2,567
Current portion of long-term financial debt	21,460	43,421
Other liabilities	4,802	4,416
Total current liabilities	45,941	72,166
NONCURRENT LIABILITIES

Long-term financial debt net of current portion	368,456	369,519
Deferred income tax liabilities	11,930	6,515
Total noncurrent liabilities	380,386	376,034
Total liabilities	426,327	448,200

EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 29,519,936 shares outstanding	334	334
Additional paid-in capital	269,759	268,425
Treasury stock 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	53,543	57,195
Accumulated other comprehensive income (loss)	29,357	65,423
Total Ultrapetrol (Bahamas) Limited stockholders equity	333,505	371,889

Noncontrolling interest	4,996	4,970
Total equity	338,501	376,859
Total liabilities and equity	$764,828	$825,059
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

	For the nine-month periods ended September 30,
	2009	2008
REVENUES

Revenues from third parties	$171,169	$232,143
Total revenues	171,169	232,143

OPERATING EXPENSES

Voyage expenses	(45,987)	(58,544)
Running costs	(58,942)	(66,639)
Amortization of dry docking	(2,562)	(2,755)
Depreciation of vessels and equipment	(27,548)	(24,412)
Amortization of intangible assets	(543)	(589)
Administrative and commercial expenses	(17,916)	(17,413)
Other operating income	1,093	3,690
	(152,405)	(166,662)
Operating profit	18,764	65,481

OTHER INCOME (EXPENSES)

Financial expense	(17,758)	(18,819)
Other financial income	1,399	-
Financial income	287	828
Gains on derivatives, net	241	5,862
Investment in affiliates	37	(250)
Other, net	(600)	(419)
Total other (expenses)	(16,394)	(12,798)

Income from continuing operations before income taxes	2,370	52,683

Income taxes	(4,728)	(296)
(Loss) income from continuing operations	(2,358)	52,387

Loss from discontinued operations	(1,268)	(7,406)
Net (loss) income	(3,626)	44,981

Net income attributable to noncontrolling interest	26	863
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(3,652)	$44,118

Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) income from continuing operations	$(2,384)	$51,524
Loss from discontinued operations	(1,268)	(7,406)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(3,652)	$44,118

BASIC INCOME (LOSS) PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED:
From continuing operations	$(0.08)	$1.57
From discontinued operations	(0.04)	(0.22)
	$(0.12)	$1.35

DILUTED INCOME (LOSS) PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED:
From continuing operations	$(0.08)	$1.56
From discontinued operations	(0.04)	(0.22)
	$(0.12)	$1.34
Basic weighted average number of shares	29,404,285	32,749,884
Diluted weighted average number of shares	29,404,285	32,897,548

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

(Stated in thousands of U.S. dollars, except share data)

		Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated earnings	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity

December 31, 2007	33,443,030	$334	$266,647	$-	$9,672	$(23,511)	$3,742	$256,884

Compensation related to options and restricted stock granted	-	-	1,334	-	-	-	-	1,334

Repurchase of treasury shares	(671,171)	-	-	(6,466)	-	-	-	(6,466)

Comprehensive income:
–Net income	-	-	-	-	44,118	-	863	44,981
–Effect of derivative financial instruments	-	-	-	-	-	84,952	-	84,952
Total comprehensive income	-	-	-	-	-	-	-	129,933
September 30, 2008	32,771,859	$334	$267,981	$(6,466)	$53,790	$61,441	$4,605	$381,685

December 31, 2008	29,519,936	$334	$268,425	$(19,488)	$57,195	$65,423	$4,970	$376,859

Compensation related to options and restricted stock granted	-	-	1,334	-	-	-	-	1,334

Comprehensive loss:
– Net (loss) income	-	-	-	-	(3,652)	-	26	(3,626)
– Effect of derivative financial instruments	-	-	-	-	-	(36,066)	-	(36,066)
Total comprehensive loss								(39,692)
September 30, 2009	29,519,936	$334	$269,759	$(19,488)	$53,543	$29,357	$4,996	$338,501

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
 (Stated in thousands of U.S. dollars)

	For the nine-month periods ended September 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) income	$(3,652)	$44,118

Adjustments to reconcile net (loss) income to net cash provided by operating activities:

Loss from discontinued operations	1,268	7,406
Depreciation of vessels and equipment	27,548	24,412
Amortization of dry docking	2,562	2,755
Expenditure for dry docking	(3,006)	(2,128)
Gains on derivatives, net	(241)	(5,862)
Amortization of intangible assets	543	589
Share-based compensation	1,334	1,334
Debt issuance expense amortization	1,210	1,100
Net income attributable to noncontrolling interest	26	863
Net (gain) loss from investment in affiliates	(37)	250
Allowance for doubtful accounts	329	40
Cash settlements of FFAs	292	(12,562)

Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(3,124)	(13,634)
Receivable from related parties	22	(113)
Other receivables, operating supplies and prepaid expenses	(2,573)	(6,130)
Other	1,705	1,300
Increase (decrease) in liabilities:
Accounts payable	(8,686)	2,266
Payable to related parties	150	(699)
Other	10,099	2,612
Net cash provided by operating activities from continuing operations	25,769	47,917

Net cash provided by (used in) operating activities from discontinued operations	415	(7,660)
Total cash flows from operating activities	26,184	40,257

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment ($31,192 and $21,712 in 2009 and 2008 for vessels in construction)	(69,071)	(98,592)
Net decrease in funding cash collateral of FFAs	-	51,851
Cash settlements paid on FFAs	-	(5,408)
Other	2,154	-
Net cash (used in) investing activities from continuing operations	(66,917)	(52,149)

Net cash (used in) investing activities from discontinued operations	-	(1,307)
Total cash flows (used in) investing activities	(66,917)	(53,456)

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(10,480)	(12,954)
Early repayments of long-term financial debt	(22,894)	(15,000)
Proceeds from long-term financial debt	10,350	91,900
Funds used in repurchase of treasury shares	-	(6,466)
Other	(248)	(1,822)
Net cash (used in) provided by financing activities from continuing operations	(23,272)	55,658
Net (decrease) increase in cash and cash equivalents	(64,005)	42,459

Cash and cash equivalents at the beginning of year (including $2,546 and $1,448 related to discontinued operations)	$105,859	$64,262
Cash and cash equivalents at the end of period (including $390 and $1,633 related to discontinued operations)	$41,854	$106,721

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

(Information pertaining to the nine-month periods ended September 30, 2009 and 2008 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and pushboats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information.  The consolidated balance sheet at December 31, 2008, has been derived from the audited financial statement at that date.  The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.  All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements.  The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The Company has performed an evaluation of subsequent events through the date of the filing of this Quarterly Report on Form 6-K.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned.  Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Effective January 1, 2009, the Company adopted new accounting rules established by the Financial Accounting Standards Board ("FASB") relating to the presentation of its noncontrolling interests. The new accounting rules establish accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary and defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company. The new accounting rules require, among other items, that a noncontrolling interest be included in the consolidated balance sheet within equity separate from the Company's equity; consolidated net income to be reported at amounts inclusive of both the Company's and noncontrolling interest's shares and, separately, the amounts of consolidated net income attributable to the Company and noncontrolling interest all on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary is to be measured at fair value and a gain or loss recognized in net income based on such fair value. The presentation and disclosure requirements of the new accounting rules were applied retrospectively. Other than the change in presentation of noncontrolling interests, the adoption of the new accounting rules had no impact on the Company's consolidated financial position or its results of operations.

In June 2009, the FASB issued Statement No. 168, "Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" (SFAS 168).  Under SFAS 168 the "FASB Accounting Standards Codification" ("Codification") is the source of authoritative US GAAP to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification superseded all previously existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification also became non-authoritative. SFAS 168 was effective for the Company on September 30, 2009 and there was no financial impact of such adoption on the Company's unaudited condensed consolidated financial statements.  The Company updated the notes to the unaudited condensed consolidated financial statements to appropriately reference the new Accounting Standards Codification.

b)	Earnings per share:

Basic net income per share of Ultrapetrol (Bahamas) Limited is computed by dividing the net income (loss) attributable to Ultrapetrol (Bahamas) Limited by the weighted average number of common shares outstanding during the relevant periods, net of shares held in treasury.  Diluted net income (loss) per share of Ultrapetrol (Bahamas) Limited reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the issuance of all outstanding warrants.

Antidilutive instruments are excluded from net income (loss) per share calculations in all periods for which they are antidilutive.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The following table sets forth the computation of basic and diluted net income (loss) per share of Ultrapetrol (Bahamas) Limited:

	For the nine-month periods ended September 30,
	2009	2008

(Loss) income from continuing operations	$(2,384)	$51,524
Loss from discontinued operations	(1,268)	(7,406)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(3,652)	$44,118

Basic weighted average number of shares	29,404,285	32,749,884

Effect on dilutive shares:

Options and restricted stock	-	84,876

Warrants issued	-	62,788

Diluted weighted average number of shares	29,404,285	32,897,548

Basic net income (loss) per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(0.08)	$1.57
From discontinued operations	(0.04)	(0.22)
	$(0.12)	$1.35
Diluted net income (loss) per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(0.08)	$1.56
From discontinued operations	(0.04)	(0.22)
	$(0.12)	$1.34

c)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity arising from non-owner sources.  Comprehensive income (loss) is reflected in the unaudited condensed consolidated statement of changes in equity.

The components of accumulated other comprehensive income (loss) in the unaudited condensed consolidated balance sheets were as follows:

	At September 30, 2009	At December 31, 2008

Unrealized gain on FFA	$29,194	$65,743

Unrealized gain on EURO hedge	163	170

Unrealized (loss) on forward fuel purchases	-	(490)

Unrealized gain on derivative financial instruments	$29,357	$65,423

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The components of the change in the accumulated unrealized (losses) income on derivative financial instruments were as follows:
	For the nine-month periods ended September 30,
	2009	2008
Reclassification adjustments for amounts included in net (loss) income:

-Revenues	$(28,602)	$25,343
-Voyage expenses	490	(379)
-Depreciation of vessels and equipment	(7)	(6)

Change in unrealized impact on:

-FFA	(7,947)	59,722
-Forward fuel purchases	-	272
	$(36,066)	$84,952

3.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at September 30, 2009 and December 31, 2008 were as follows:

	At September 30, 2009	At December 31, 2008

Ocean-going vessels	$239,978	$233,816
River barges and pushboats	262,029	242,148
PSVs	143,411	113,894
Construction of PSV in progress	-	24,059
Advances for PSV construction	86,813	59,920
Furniture and equipment	7,263	7,111
Building, land and operating base	12,563	12,385
Yard construction in progress	33,031	23,527
Total original book value	785,088	716,860
Accumulated depreciation	(191,524)	(164,177)
Net book value	$593,564	$552,683

As of September 30, 2009, the net book value of the assets pledged as a guarantee of our long term financial debt was $338,000.

-	Offshore Supply Business

On December 21, 2007, UP Offshore (Bahamas) Ltd. signed two contracts with a shipyard in China to construct two PSVs with deliveries in 2010.  The price for each new PSV to be constructed in China is $26,400 to be paid in five installments of 20% of the contract price each, prior to delivery.  As of September 30, 2009, UP Offshore (Bahamas) Ltd. had paid installments amounting $31,760 which are recorded as Advances for PSV construction.

On February 21 and June 13, 2007, UP Offshore (Bahamas) Ltd. signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with contracted deliveries in 2010.  The purchase price will be paid in five installments of 20% of the purchase price each, prior to delivery.  As of September 30, 2009, UP Offshore (Bahamas) Ltd. had paid installments on its PSV under construction in India totaling $48,428, which are recorded as Advances for PSV construction account.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

In June 2003, UP Offshore Apoio Maritimo Ltda. (our wholly owned subsidiary in the Offshore Supply Business) signed shipbuilding contracts for construction of four PSVs with EISA Estaleiro Ilha S/A (EISA), a Brazilian corporation. During November 2005 UP Offshore Apoio Maritimo Ltda. and EISA amended some conditions of the shipbuilding contracts, including the purchase price and the delivery dates.  As of September 30, 2009 we have taken delivery and placed into service the four PSVs (two in 2006 and one in each 2007 and 2009).

As of September 30, 2009, the Company had remaining commitments of $60,664 on non-cancelable contracts for the construction of six PSVs (four in India and two in China) scheduled for delivery in 2010.

4.	LONG-TERM FINANCIAL DEBT

Balances of long-term financial debt at September 30, 2009 and December 31, 2008:

	Financial institution /		Nominal value
Borrower	Other	Due-year	Current	Noncurrent	Total

Ultrapetrol (Bahamas) Ltd.	Private Investors (Notes)	2014	$-	$180,000	$180,000
UP Offshore Apoio	DVB AG	Through 2016	900	8,875	9,775
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	4,550	43,625	48,175
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	2,250	17,500	19,750
Stanyan Shipping Inc.	Natixis	Through 2017	908	10,438	11,346
Ultrapetrol (Bahamas) Ltd.	BICE	Through 2010	10,000	-	10,000
Hallandale Commercial Corp.	Nordea	Through 2013	2,352	9,368	11,720
Ingatestone Holdings Inc.	DVB AG + Natixis	Through 2019	500	23,650	24,150
UABL Paraguay S.A.	IFC	Through 2020	-	25,000	25,000
UABL Paraguay S.A.	OFID	Through 2020	-	15,000	15,000
UABL Barges and others	IFC	Through 2020	-	35,000	35,000
At September 30, 2009			$21,460	$368,456	$389,916
At December 31, 2008			$43,421	$369,519	$412,940

Loan with DVB Bank AG (DVB AG) and Natixis

On June 24, 2008 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of them our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured term loan facility of up to $93,600 with DVB AG and Natixis, as co-lenders, to finance the construction and delivery of our PSVs being constructed in India.

During the nine-month period ended September 30, 2009, we drew down $10,350 of the Tranche A and at September 30, 2009, the outstanding principal balance under the loan agreement was $24,150.

Four-year term $25,000 secured loan agreement with Banco BICE

On January 25, 2008, Lowrie Shipping LLC (our wholly owned subsidiary in the Ocean Business and the owner of the Princess Marisol), as Borrower, Ultrapetrol (Bahamas) Limited and Angus Shipping LLC, as Guarantors, and Tuebrook Holdings Inc., as Pledgor entered into a four-year term, $25,000 secured loan agreement with Banco BICE for the purpose of repaying the $25,000 we have borrowed from Banco BICE under the revolving credit facility.

The loan shall be repaid by 16 consecutive quarterly installment of $1,562 each beginning in April 2008.  The loan accrued interest at LIBOR plus 2.95% per annum.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

On February 27, 2009, we agreed with Banco BICE to fully and voluntarily prepay all of the outstanding amounts under this loan without any contractual penalty or breakage costs.  During the nine-month period ended September 30, 2009, we prepaid $18,751 to discharge the loan completely.

Revolving non-secured credit facility with Banco BICE

On October 12, 2007, we entered into a three-year, $10,000, revolving non-secured credit facility with Banco BICE.  Our obligations under this credit facility are guaranteed by three of our subsidiaries.  This loan bears interest at LIBOR plus 1.625% per annum. The Company has renewed this loan until January 2010.

Senior secured term loan with Nordea Bank Finland PLC (Nordea Bank) of $20,200

On November 30, 2007, Hallandale Commercial Corp. (our wholly owned subsidiary in the Ocean Business and the owner of the Amadeo) as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc. (our wholly owned subsidiary), as Pledgor, entered into a $20,200 loan agreement with Nordea Bank for the purpose of providing post delivery financing of the vessel.

On June 6, 2009, we voluntarily prepaid $4,143 plus all interest accrued up to that date to partially prepay the outstanding amounts of this loan without any contractual penalty.  The other conditions of the loan remained unchanged.  At September 30, 2009, the outstanding principal balance was $11,720.

Seventeen-year term $18,730 credit facility with Brazilian Development Bank (BNDES)

On August 20, 2009, UP Offshore Apoio Maritimo Ltda. (our wholly owned subsidiary in the Offshore Business) as Obligor, UP Offshore (Bahamas) Ltd., as Facility Guarantor and Ultrapetrol (Bahamas) Ltd., as Limited Guarantor, entered into a seventeen-year fixed interest credit facility for $18,730 with BNDES to partially post-finance the construction of our PSV UP Rubi.

At September 30, 2009, there is no drawdown under this credit facility.

5.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability.  While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company's consolidated financial position or results of operations.

a)	Paraguayan customs disputes

i.
On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period.  This matter was referred to the Central Customs Authority of Paraguay.  We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based.

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue.  Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $500 and has applied a fine of 100% of this amount.  On November 24, 2006, the court confirmed that UABL is not liable for the first two issues.  The Company has entered a plea with the respective court contending the interpretation on the third issue under consideration where the Company claims to be equally non-liable.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

On March 26, 2009, the Paraguayan Court for Tax Matters, issued a decision in favor of UABL Paraguay, sustaining the appeal filed by the Company and revoking the prior instance decision.  The case was appealed by the Paraguayan Central Tax Authorities and was submitted for the Paraguayan Supreme Court’s consideration, which has already reviewed the case and its judgment would be issued during the course of the first half of 2010.

We have been advised by UABL’s counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any these taxes or fines.

ii.
On April 7, 2009, the Paraguayan Customs in Asunción commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 from YPF-Repsol S.A. in Argentina.  Since those bunkers were purchased for consumption on board pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations, however the proceedings were not closed. As part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. has requested a technical report to the Paraguayan Coast Guard in order to prove that all bunkers purchased from YPF-Repsol S.A. were consumed onboard the push boats.  We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended.  Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine in $2,000.  We have been advised by our local counsel that there is a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines.

iii.
On July 22 2009, we learned of an ongoing investigation in connection with the registration of barges and pushboats in Paraguay.  We have found out that in April 2009, the Paraguayan Ministry of Public Works and Communications and the National Merchant Marine of Paraguay, submitted a complaint before the Public Prosecutor Eduardo Cazenave alleging that Oceanpar S.A. and UABL Paraguay S.A. had used improper documents to get authorizations to flag 30 barges and to lease 252 barges respectively.  Without recognition of any liability and just in order to simplify the process, it was decided to enter a plea for permanent suspension of the investigation subject to certain conditions being fulfilled.  On October 5, 2009 the proceedings were suspended by the Court subject to complying with certain obligations within one year, including regularizing before the National Merchant Marine of Paraguay some administrative documentation corresponding to the vessels under investigation.  Although the Court agreed to our plea and decided to suspend the proceedings, on October 9, 2009, we submitted a request to the Court in order to clarify its resolution since some statements did not correspond with ours.  On October 12, 2009, the Court issued the clarification resolution. The file will be sent to the Enforcing Court. Oceanpar S.A. and UABL Paraguay S.A., respectively, have submitted a writ to the ministry of Public Works of Paraguay requesting the finalization of all proceedings in respect of these vessels and consequently the regularization of the documentation of the barges with the National Merchant Marine of Paraguay. We have sought the advice of our local counsel which has advised that both UABL Paraguay S.A. and Oceanpar S.A. have duly complied with their obligations under the law and consequently they believe that there is only a remote possibility that this investigation will have any material adverse impact on the financial position or results of the Company.

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice informing that UABL International S.A. (a Panamanian subsidiary of the Company in the River Business) would owe taxes to that authority.  On June 18, 2007 our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transactions tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5,800 (including interest and fines).  On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned.

On June 26, 2008, the judge ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships ("RIBB" for its Spanish acronym).  Moreover, UABL International S.A. challenged the judge's decision to place the embargo, but our local attorneys have recently advised that although it has not been notified yet the higher court has also reconfirmed the preemptive embargo as the lower court did on November 15, 2008.

According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court.  The substance of the matter and in this case it is ineffective since no significant assets of UABL International S.A. are registered in the RIBB.

On August 30, 2008 both parties submitted their arguments to the judge, who is in a position to pass sentence.  We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

6.	FINANCIAL INSTRUMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's assets and liabilities as of September 30, 2009 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Freight Forward Agreements	-	31,704	-

Effective January 1, 2009, the Company adopted new accounting rules established by the FASB related to disclosure requirements of fair value measurements for certain non financial assets and liabilities. The adoption of the new accounting rules had no material impact on the Company's consolidated financial position or its results of operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The estimated fair value of the Company's other financial assets and liabilities as of September 30, 2009 are as follows:

	Carrying amount	Estimated fair value
ASSETS

Cash and cash equivalents	$41,854	$41,854
Restricted cash (current and non-current portion)	2,839	2,839

LIABILITIES

Long term financial debt (current and non-current portion – Note 4)	$389,916	$369,190

The carrying value of cash and cash equivalents and restricted cash approximates fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Effective January 1, 2009, the Company adopted new accounting rules established by the FASB which requires enhanced disclosure for derivative instruments and hedging activities about how and why an entity uses derivative instruments and hedge, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows.

All of the Company's derivative positions are stated at fair value in the accompanying unaudited condensed consolidated balance sheets. Realized and unrealized gains and losses on derivatives not designated as hedges are reported in the accompanying unaudited condensed consolidated statements of operations as gains on derivatives, net.  Realized and unrealized gains and losses on derivatives designated as cash flow hedges are reported as a component of other comprehensive income (loss) in the accompanying unaudited condensed consolidated statement of changes in equity to the extent they are effective and reclassified into earnings on the same line item associated with the hedged transaction and in the same period the hedged transaction affects earnings. Any ineffective portion of cash flow hedges is recognized immediately in income (loss) when the ineffectiveness assessment is performed.

Assets and liabilities arising from outstanding derivative positions are included in the accompanying unaudited condensed consolidated balance sheets as receivables from derivative instruments and other liabilities, as follows:

	At September 30, 2009
	Current receivables from derivative instruments	Noncurrent receivables from derivative instruments	Current other liabilities
Derivatives designated as hedging instruments
FFA	$25,851	$5,853	$-
Forward fuel purchases	-	-	-
Derivatives not designated as hedging instruments
Forward currency exchange contracts	-	-	-
	$25,851	$5,853	$-

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

	At December 31, 2008
	Current receivables from derivative instruments		Noncurrent receivables from derivative instruments	Current other liabilities
Derivatives designated as hedging instruments
FFA	$41,754	(1)	$20,078	$-
Forward fuel purchases	-		-	490

Derivatives not designated as hedging instruments
Forward currency exchange contracts	2,398		-	-
	$44,152		$20,078	$490

(1)  This amount was partially offset by cash collateral of $3,911 received from the clearing house.

The Company does not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateraI. The amounts of collateral to be posted are defined in the terms of respective master agreements executed with a clearing house.  At September 30, 2009, the Company maintained the right to reclaim cash collateraI amounting $730, which is included in "Other Current receivables".

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large, well-established financial institutions and international traders and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its significant counterparties.

CASH FLOW HEDGE

FFA

Through 2007 the Company employed its Capesize Fleet in the carriage of dry bulk cargos under time charter contracts. Under these time charter contracts the Company received for each day in the period of the fixed time charter contracts a fixed daily rate for the use of the vessel. During this time when fixed time charter rates were obtained by the Company's Capesize Fleet, the Company entered into freight forward agreements (FFAs), which met the definition of a derivative, on a speculative basis that extended from July 1, 2007 to March 31, 2008 to take advantage of short term fluctuations in the market.

From April 2008 onwards, the Company entered into FFAs either via a clearing house or over the counter with the objective to utilize them as hedging instruments to reduce its exposure to changes in the spot market rates earned by certain of its vessels in the Capesize fleet.  These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates.  These contracts are net settled each month with the Company receiving a fixed rate per day and paying the average rate of the C4TC Index.  The FFAs are hedging the fluctuation in the revenues of the Capesize fleet which are contracted at the average rate of the C4TC Index.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

At September 30, 2009 the outstanding FFAs were as follows:

Days		Fixed rate paid($/day)	Floating rate paid	Nominal amount (in thousands)	Fair value asset (liability) (in thousands)	Settlement date

OTC contracts:

46	(1)	90,000	C4TC	$4,140	$2,854	October to December 2009
46	(1)	90,500	C4TC	4,163	2,890	October to December 2009
46	(1)	95,000	C4TC	4,370	3,096	October to December 2009
365	(2)	83,000	C4TC	30,295	21,101	January to December 2010
180	(3)	30,000	C4TC	5,400	1,061	January to December 2010

Contracts via clearing house:

30	(3)	51,000	C4TC	1,530	702	November and December 2009
				$49,898	$31,704

(1)	Corresponds to 50% of days of every calendar month.
(2)	Corresponds to each calendar month.
(3)	Corresponds to 15 days per month.

During the nine-month period ended September 30, 2009, the Company received net cash settlements for its FFA positions totaling $25,798.

During the nine-month period ended September 30, 2009, the Company dedesignated $15,000 notional value of these contracts as cash flow hedges.

FFAs have been designated as cash flow hedges for accounting purposes with the change in fair value being recorded in other comprehensive income (loss) as unrealized income of $29,194 at September 30, 2009 and an unrealized income of $65,743 at December 31, 2008.  Any gain or loss will be realized in future earnings contemporaneously with the related revenue generated for our Capesize fleet in the Ocean Business.

FFAs representing positions from January 2008 to March 2008 were not designated as hedges for accounting purposes and the Company paid cash settlements totaling $5,408 for these positions which were credited to profit and loss.

OTHER DERIVATIVE INSTRUMENTS

Forward currency exchange contracts

From time to time the Company entered into forward currency exchange contracts to buy pound sterling in the future at fixed exchange rates, which could offset possible consequences of changes in foreign exchange rates with respect to the Company's operations in the Offshore Supply Business conducted in the North Sea. These contracts were not designated as cash flow hedges.

During the nine-month periods ended September 30, 2009 and 2008 the Company received and paid cash settlements totaling $2,154 and $66, respectively for these positions which were credited to profit and loss.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Gains on derivatives, net included in the accompanying unaudited condensed consolidated statements of operations for the nine-month periods ended September 30, 2009 and 2008 are as follows:

	For the nine-month periods ended September 30,
	2009	2008

FFA	$-	$5,862
Forward currency exchange contracts	241	-
	$241	$5,862

8.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Companies' tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary in the Ocean Business, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

g)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

h)	United States of America (US)

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. are characterized as U.S. source shipping income.  Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the nine-month periods ended September 30, 2009 and 2008 our subsidiaries did not derive any U.S. source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

9.	RELATED PARTY TRANSACTIONS

At September 30, 2009 and December 31, 2008, the balances of receivables from related parties, were as follows:

	At September 30, 2009	At December 31, 2008
Current:
−Puertos del Sur S.A. and O.T.S.	$-	$285
−Other	104	78
	$104	$363
Noncurrent:
Puertos del Sur S.A. and O.T.S. (1)	$5,110	$4,873

(1)
Includes 2,280 from related parties, which corresponds to a loan that accrues interest at a nominal interest rate of 7% per year, payable semi-annually.  The principal will be repaid in 8 equal annual installments.

At September 30, 2009 and December 31, 2008 the payables to related parties were as follows:

	At September 30, 2009	At December 31, 2008

−Maritima Sipsa S.A.	$19	$15
−Shipping Services Argentina S.A.	146	-
	$165	$15

10.	SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the "Original Shareholders") signed a second amended and restated shareholders agreement.  The shares held directly by our Original Shareholders expressly are entitled to seven votes per share and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Ultrapetrol's Board of Directors approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008.  The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At September 30, 2009, the Company repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

At September 30, 2009, the outstanding common shares are 29,519,936 par value $.01 per share.

At September 30, 2009 our shareholders Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 3,124,074, 4,886,395 and 150,875 shares, respectively, which represent 10.5%, 16.6% and 0.5%, respectively.  The joint voting power for these shares represents 71.5% of the total voting power and is combined pursuant to an agreement between the Original Shareholders who have agreed to vote their respective shares together in all matters where a vote of UPB's shareholders is required.

11.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  All of the Company's operations in the Passenger Business were excluded from segment disclosures due to the reclassification of those operations to discontinued operations in 2008.  The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements.  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), two are employed in the North Sea and four in the Brazilian market.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ocean Business:  In our Ocean Business, we operate ten oceangoing vessels and semi-integrated oceangoing tug barge units (eight of these are owned and two are leased) under the trade name Ultrapetrol. Our Suezmax, Capesize and Handy size/small product tankers vessels transport dry and liquid bulk goods on major trade routes around the globe.  Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the nine-month periods ended September 30,
	2009	2008
Revenues (1)

−South America	$97,618	$119,950
−Europe	62,024	110,317
−Asia	7,225	-
−Other	4,302	1,876
	$171,169	$232,143
(1) Classified by country of domicile of charterers.

The Company's vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

The following represents the Company's vessels and equipment based upon the assets physical location as of the end of each applicable period presented:

	At September 30, 2009	At December 31, 2008
Vessels and equipment, net

−South America	$374,003	$352,693
−Europe	58,317	59,515
−Asia	86,813	59,920
−Other	74,431	80,555
	$593,564	$552,683

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of operations.  Resources are allocated based on segment profit or loss from operations, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company's operation for the nine-month period ended September 30, 2009:

	Ocean Business	Offshore Supply Business	River Business	Total

Revenues	$81,860	$25,784	$63,525	$171,169
Running and voyage expenses	38,639	14,780	51,510	104,929
Depreciation and amortization	16,196	4,245	10,212	30,653
Segment operating profit (loss)	21,968	2,168	(5,372)	18,764
Segment assets	214,346	225,627	267,485	707,458
Investment in affiliates	301	-	1,551	1,852
Income from investment in affiliates	15	-	22	37
Additions to long-lived assets	$6,251	$32,351	$30,469	$69,071

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheet as follow:

At September 30, 2009

Total assets for reportable segments	$707,458
Other assets	15,516
Corporate cash and cash equivalents	41,854
Consolidated total assets	$764,828

The following schedule presents segment information about the Company's operations for the nine-month period ended September 30, 2008:

	Ocean Business	Offshore Supply Business	River Business	Total

Revenues	$98,288	$33,180	$100,675	$232,143
Running and voyage expenses	30,980	14,223	79,980	125,183
Depreciation and amortization	14,584	3,628	9,544	27,756
Segment operating profit	48,007	12,401	5,073	65,481
Loss from investment in affiliates	(132)	-	(118)	(250)
Additions to long-lived assets	$2,882	$25,090	$70,620	$98,592

12.	DISCONTINUED OPERATIONS

During 2008, the Company decided to discontinue its operations in the Passenger Business.

For all periods presented the Passenger Business operations have been reported as discontinued operations net of income taxes.

The impact of discontinued operations on net income (loss) per share of Ultrapetrol (Bahamas) Limited in all periods presented is disclosed in the unaudited condensed consolidated statements of operations.

Discontinued operations, net of income taxes consist of the following:

	For the nine-month periods ended September 30,
	2009	2008

Revenues	$-	$9,540
Running and voyage expenses	(1,006)	(13,922)
Depreciation and amortization	-	(2,627)
Other income (expenses), net	(262)	(397)
Loss from discontinued operations	$(1,268)	$(7,406)

At September 30, 2009, and December 31, 2008, $3,366 and $4,639, respectively of assets of discontinued operations are included in Other current assets.  At September 30, 2009 and December 31, 2008 there are no liabilities of discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

13.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180,000 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by the majority of the Company's subsidiaries directly involved in our Ocean and River Business.

On October 29, 2009, the Board of Directors designated UP Offshore (Bahamas) Ltd. as an Unrestricted Subsidiary pursuant to the terms of the Indenture governing our First Preferred Ship Mortgage Notes due 2014.

The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York.  Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures.  All of the Subsidiary Guarantors are outside of the United States.

Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below.  This information is prepared in accordance with the Company's accounting policies.  This supplemental financial disclosure should be read in conjunction with the unaudited condensed consolidated financial statements.

SUPPLEMENTAL CONDENSED COMBINED BALANCE SHEET

AT SEPTEMBER 30, 2009 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$227,532	$57,606	$25,080	$(310,114)	$104
Other current assets	31,762	60,614	29,804	-	122,180
Total current assets	259,294	118,220	54,884	(310,114)	122,284

Noncurrent assets
Vessels and equipment, net	-	189,637	405,003	(1,076)	593,564
Investment in affiliates	265,965	-	1,852	(265,965)	1,852
Other noncurrent assets	5,213	16,405	25,510	-	47,128
Total noncurrent assets	271,178	206,042	432,365	(267,041)	642,544
Total assets	$530,472	$324,262	$487,249	$(577,155)	$764,828

Current liabilities
Payable to related parties	$-	$121,910	$188,369	$(310,114)	$165
Current portion of long-term financial debt	10,000	-	11,460	-	21,460
Other current liabilities	6,967	8,021	9,328	-	24,316
Total current liabilities	16,967	129,931	209,157	(310,114)	45,941

Noncurrent liabilities
Long-term financial debt net of current portion	180,000	40,000	148,456	-	368,456
Other noncurrent liabilities	-	786	11,144	-	11,930
Total noncurrent liabilities	180,000	40,786	159,600	-	380,386
Total liabilities	196,967	170,717	368,757	(310,114)	426,327

Equity	333,505	153,545	118,492	(272,037)	333,505
Noncontrolling interest	-	-	-	4,996	4,996
Total equity	333,505	153,545	118,492	(267,041)	338,501
Total liabilities and equity	$530,472	$324,262	$487,249	$(577,155)	$764,828

SUPPLEMENTAL CONDENSED COMBINED BALANCE SHEET

AT DECEMBER 31, 2008

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$180,520	$59,109	$9,009	$(248,275)	$363
Other current assets	78,608	85,461	43,480	-	207,549
Total current assets	259,128	144,570	52,489	(248,275)	207,912

Noncurrent assets
Vessels and equipment, net	-	173,496	380,321	(1,134)	552,683
Investment in affiliates	299,191	-	1,815	(299,191)	1,815
Other noncurrent assets	5,809	31,067	25,773	-	62,649
Total noncurrent assets	305,000	204,563	407,909	(300,325)	617,147
Total assets	$564,128	$349,133	$460,398	$(548,600)	$825,059

Current liabilities
Payables to related parties	$-	$125,460	$122,830	$(248,275)	$15
Current portion of long-term financial debt	10,000	-	33,421	-	43,421
Other current liabilities	2,239	11,155	15,336	-	28,730
Total current liabilities	12,239	136,615	171,587	(248,275)	72,166

Noncurrent liabilities
Long-term financial debt net of current portion	180,000	40,000	149,519	-	369,519
Other noncurrent liabilities	-	745	5,770	-	6,515
Total noncurrent liabilities	180,000	40,745	155,289	-	376,034
Total liabilities	192,239	177,360	326,876	(248,275)	448,200

Equity	371,889	171,773	133,522	(305,295)	371,889
Noncontrolling interest	-	-	-	4,970	4,970
Total equity	371,889	171,773	133,522	(300,325)	376,859
Total liabilities and equity	$564,128	$349,133	$460,398	$(548,600)	$825,059

SUPPLEMENTAL CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2009 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$105,939	$70,279	$(5,049)	$171,169

Operating expenses	(7,018)	(73,576)	(76,816)	5,005	(152,405)
Operating (loss) profit	(7,018)	32,363	(6,537)	(44)	18,764

Investment in affiliates	2,738 (1)	-	37	(2,738)	37
Other income (expenses)	628	(15,201)	(1,858)	-	(16,431)
(Loss) income from continuing operations before income taxes	(3,652)	17,162	(8,358)	(2,782)	2,370

Income taxes	-	1,159	(5,887)	-	(4,728)
(Loss) income from continuing operations	(3,652)	18,321	(14,245)	(2,782)	(2,358)

Loss from discontinued operations	-	-	(1,268)	-	(1,268)
Net (loss) income	(3,652)	18,321	(15,513)	(2,782)	(3,626)

Net income attributable to noncontrolling interest	-	-	-	26	26
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(3,652)	$18,321	$(15,513)	$(2,808)	$(3,652)

(1)	Includes a loss of $1,268 related to discontinued operations.

SUPPLEMENTAL CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$138,144	$95,693	$(1,694)	$232,143

Operating expenses	(7,654)	(89,504)	(71,154)	1,650	(166,662)
Operating (loss) profit	(7,654)	48,640	24,539	(44)	65,481

Investment in affiliates	55,482 (1)	-	(250)	(55,482)	(250)
Other (expenses) income	(3,710)	(8,979)	141	-	(12,548)
Income (loss) from continuing operations before income taxes	44,118	39,661	24,430	(55,526)	52,683

Income taxes	-	(287)	(9)	-	(296)
Income (loss) from continuing operations	44,118	39,374	24,421	(55,526)	52,387

Loss from discontinued operations	-	-	(7,406)	-	(7,406)
Net income (loss)	44,118	39,374	17,015	(55,526)	44,981

Net income attributable to noncontrolling interest	-	-	-	863	863
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	$44,118	$39,374	$17,015	$(56,389)	$44,118

(1)  Includes a loss of $7,406 related to discontinued operations.

SUPPLEMENTAL CONDENSED COMBINED STATEMENT OF CASH FLOW

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2009 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(3,652)	$18,321	$(15,513)	$(2,808)	$(3,652)
Loss from discontinued operations	-	-	1,268	-	1,268
Adjustments to reconcile net income (loss) to net cash provided by operating activities	8,536	(7,608)	24,417	2,808	28,153
Net cash provided by operating activities from continuing operations	4,884	10,713	10,172	-	25,769
Net cash provided by operating activities from discontinued operations	-	-	415	-	415
Net cash provided by operating activities	4,884	10,713	10,587	-	26,184

Intercompany sources	(31,243)	-	20,012	11,231	-
Non-subsidiary sources	-	(20,581)	(46,336)	-	(66,917)
Net cash (used in) provided by investing activities from continuing operations	(31,243)	(20,581)	(26,324)	11,231	(66,917)

Intercompany sources	(20,012)	-	31,243	(11,231)	-
Non-subsidiary sources	(126)	(70)	(23,076)	-	(23,272)
Net cash (used in) provided by financing activities from continuing operations	(20,138)	(70)	8,167	(11,231)	(23,272)
Net (decrease) in cash and cash equivalents	$(46,497)	$(9,938)	$(7,570)	$-	$(64,005)

SUPPLEMENTAL CONDENSED COMBINED STATEMENT OF CASH FLOW

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income (loss)	$44,118	$39,374	$17,015	$(56,389)	$44,118
Loss from discontinued operations	-	-	7,406	-	7,406
Adjustments to reconcile net (loss) income to net cash provided by operating activities from continuing operations	(49,464)	(7,289)	(3,243)	56,389	(3,607)
Net cash (used in) provided by operating activities from continuing operations	(5,346)	32,085	21,178	-	47,917
Net cash (used in) operating activities from discontinuing operations	-	-	(7,660)	-	(7,660)
Net cash (used in) provided by operating activities	(5,346)	32,085	13,518	-	40,257

Intercompany sources	5,829	(72,420)	1,097	65,494	-
Non-subsidiary sources	-	19,916	(72,065)	-	(52,149)
Net cash provided by (used in) investing activities from continuing operations	5,829	(52,504)	(70,968)	65,494	(52,149)
Net cash (used in) investing activities from discontinuing operations	-	-	(1,307)	-	(1,307)
Net cash provided by (used in) investing activities	5,829	(52,504)	(72,275)	65,494	(53,456)

Intercompany sources	71,323	-	(5,829)	(65,494)	-
Non-subsidiary sources	(31,763)	25,000	62,421	-	55,658
Net cash provided by (used in) financing activities from continuing operations	39,560	25,000	56,592	(65,494)	55,658
Net increase (decrease) in cash and cash equivalents	$40,043	$4,581	$(2,165)	$-	$42,459

14.	SUBSEQUENT EVENTS

FFA

In October, we entered into four cleared FFA contracts whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $42,593 for a total of 40 days (5 and 35 days in October and November 2009, respectively) in exchange for receiving the average time charter rate for the C4TC for those periods.

In November, we entered into three cleared FFA contracts whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $48,746 for a total of 48 days (24 and 24 days in November and December 2009, respectively) in exchange for receiving the average time charter rate for the C4TC for those periods.

PSVs under construction

On November 6, 2009, we paid the fourth 20% installments amounting to $10,500 which were due under the ship building contracts for our two PSVs under construction in China.

Credit Facility agreement

On October 30, 2009, UP Offshore Apoio Marítimo Ltda. (our wholly owned subsidiary in the Offshore Supply Business) entered into a Standby Letter of Credit Facility Agreement with DVB Bank SE relating to a $21,500 Standby Letter of Credit Facility which will guarantee the BNDES credit facility entered into on August 20, 2009.  The Letter also contains customary financial covenants, requires our PSV UP Rubi, to be pledged as security and is guaranteed by UP Offshore (Bahamas) Ltd. and Ultrapetrol (Bahamas) Limited as Facility Guarantor and Limited Guarantor, respectively.

Employment and consultancy agreements

In October, the Company renewed for a three year term the employment contracts with the President and Chief Executive Officer, the Executive Vice President, the Chief Financial Officer and the Chief Accountant Officer and the consultancy agreements with the companies controlled by them for the works they perform for the Company in various jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Felipe Menendez Ross
Name: Felipe Menendez Ross
Title: Chief Executive Officer

Dated: November 25, 2009